FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: August 6, 2007

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Exhibit 99.1

Ctrip Reports Second Quarter 2007 Financial Results

Shanghai, China, August 6, 2007—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended June 30, 2007.

Effective on July 31, 2007, the ratio of Ctrip’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to two ADSs representing one ordinary share, retroactive for all previous periods. This ratio change had the same effect as a two for one ADS split. The information in this press release reflects this ratio change for all the periods presented.

Highlights for the second quarter of 2007

•	Net revenues were RMB288 million (US$38 million) in the second quarter of 2007, up 52% year-on-year.

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Gross margin was 80% in the second quarter of 2007, compared to 81% in the same period in 2006 largely due to higher cost of service as a result of increased revenue contribution from air ticketing and packaged-tour businesses.

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Income from operations was RMB95 million (US$13 million) in the second quarter of 2007. Excluding share-based compensation charges (non-GAAP), income from operations was RMB118 million (US$16 million), up 49% year-on-year.

•	Operating margin was 33% in the second quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 42% during the same period in 2006.

•	Net income was RMB88 million (US$12 million) in the second quarter of 2007. Excluding share-based compensation charges (non-GAAP), net income was RMB111 million (US$15 million), up 51% year-on-year.

•	Diluted earnings per ADS were RMB1.30 (US$0.17). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.64 (US$0.22).

•	Share-based compensation charges were RMB23 million (US$3 million), accounting for 8% of the net revenues, or RMB0.34 (US$0.04) per ADS for the second quarter of 2007.

“The robust growth of our core businesses contributed to the strong financial results in the second quarter of 2007,” said Min Fan, Chief Executive Officer of Ctrip. “We continued to enrich our service offerings, expand our coverage geographically and focus on delivering superior customer experience. All these efforts have enabled us to acquire a larger customer base and increase market share.”

Financial results for the second quarter of 2007

For the second quarter of 2007, Ctrip reported total revenues of RMB309 million (US$41million), representing a 53% increase from the same period in 2006 and a 24% increase from the previous quarter.

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Hotel reservation revenues totaled RMB171 million (US$23 million) for the second quarter of 2007, representing a 45% increase from the same period in 2006 and a 28% increase from the previous quarter primarily due to increased volume in hotel bookings.

The total number of hotel room nights booked was approximately 2.41 million in the second quarter of 2007, compared to approximately 1.70 million for the same period in 2006 and approximately 1.92 million room nights in the previous quarter.

Air ticket booking revenues for the second quarter of 2007 were RMB117 million (US$15 million), representing a 67% increase from the same period in 2006, primarily due to strong growth of air tickets sales volume. Air ticket booking revenues for the second quarter of 2007 increased by 24% from the previous quarter, primarily due to the growth of air tickets sales volume and increased commission per ticket sold.

The total number of air tickets sold in the second quarter of 2007 was approximately 2.55 million, compared to approximately 1.49 million for the same period in 2006 and approximately 2.22 million in the previous quarter.

Packaged-tour revenues for the second quarter of 2007 were RMB13 million (US$2 million), up 49% from the same period in 2006 and decreased by 20% from the previous quarter due to seasonality.

For the second quarter of 2007, net revenues were RMB288 million (US$38 million), a 52% increase from the same period in 2006. Net revenues increased by 24% from the previous quarter.

The gross margin was 80% in the second quarter of 2007, compared to 81% for the same period in 2006 and 79% in the previous quarter. The change in gross margin was largely related to the revenue mix among hotel reservations, air ticketing and packaged-tour businesses.

Product development expenses for the second quarter of 2007 increased by 69% to RMB42 million (US$5 million) from the same period in 2006 and increased by 22% compared to the previous quarter, primarily due to the increase of product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 12% of the net revenues, compared to 11% in the same period last year and 13% in the previous quarter.

Sales and marketing expenses for the second quarter of 2007 increased by 42% to RMB59 million (US$8 million) from the same period in 2006 and increased by 22% compared to the previous quarter, primarily due to the increase of sales and marketing personnel resources. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, slightly lower than 21% in the same period last year and 20% in the previous quarter.

General and administrative expenses for the second quarter of 2007 increased by 58% to RMB35 million (US$5 million) from the same period in 2006 and increased by 16% from the previous quarter, primarily due to the incurrence of RMB14 million (US$2 million) share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, remained relatively consistent with 7% for the same period last year and 8% in the previous quarter.

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Income from operations for the second quarter of 2007 was RMB95 million (US$13 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB118 million (US$16 million), increased by 49% from the same period in 2006, and 32% from the previous quarter.

Operating margin was 33% in the second quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 41% compared to 42% in the same period in 2006 and 39% in the previous quarter.

Net income for the second quarter of 2007 was RMB88 million (US$12 million). Excluding share-based compensation charges (non-GAAP), net income was RMB111 million (US$15 million), representing a 51% increase from the same period in 2006 and a 33% increase from the previous quarter, mainly due to higher income from operations.

The diluted earnings per ADS were RMB1.30 (US$0.17) and the diluted earnings per ordinary share were RMB2.60 (US$0.34). Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB1.64 (US$0.22) for the second quarter of 2007.

As of June 30, 2007, Ctrip’s cash balance increased to RMB978 million (US$128 million), compared to RMB866 million as of March 31, 2007.

Business Outlook

For the third quarter of 2007, Ctrip expects to continue strong year-on-year net revenue growth of approximately 35%.

Note to Financial Information

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on August 6, 2007 (or 9:00AM on August 7, 2007 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com

The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-679-8035, International dial-in number +1-617-213-4848; Passcode 94213005.

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A telephone replay of the call will be available after the conclusion of the conference call through August 13, 2007. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 97854153.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase brand recognition to obtain new business partners and consumers, failure to attract, train and retain key individuals and employees, failure to compete against new and existing competitors, Ctrip’s limited operating history, fluctuations in quarterly operating results, damage to infrastructure and technology, loss of services of key executives, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of August 6, 2007, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ADS and per share, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2007 and 2006. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the

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GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

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Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2006 RMB	June 30, 2007 RMB	June 30, 2007 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	844,392,604	971,009,682	127,563,017
Restricted cash	6,600,000	6,600,000	867,052
Short-term investment	—	13,000,000	1,707,830
Accounts receivable	136,688,354	235,952,798	30,997,477
Prepayments and other current assets	62,870,154	61,179,245	8,037,210
Deferred tax assets	2,916,151	4,069,351	534,597

Total current assets	1,053,467,263	1,291,811,076	169,707,183

Long-term deposits	80,174,984	112,605,303	14,793,130
Land use rights	66,449,208	65,766,511	8,639,846
Property, equipment and software	153,690,484	252,881,270	33,221,396
Investment	80,416,250	80,416,250	10,564,405
Goodwill	14,595,849	14,595,849	1,917,479
Other long-term assets	3,058,465	2,988,637	392,622

Total assets	1,451,852,503	1,821,064,896	239,236,061

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	237,251,818	31,168,132
Salary and welfare payable	32,778,110	38,912,388	5,111,980
Taxes payable	34,913,392	31,680,995	4,161,980
Advances from customers	38,178,866	43,603,659	5,728,279
Accrued liability for customer reward program	29,566,712	36,272,589	4,765,185
Dividend payable	72,169,155	72,169,155	9,480,971
Other payables and accruals	62,030,840	88,018,480	11,563,121

Total current liabilities	421,045,273	547,909,084	71,979,648

Other long-term payables	2,437,500	1,625,000	213,479

Total liabilities	423,482,773	549,534,084	72,193,127

Minority interests	672,780	667,002	87,625

SHAREHOLDERS’ EQUITY
Share capital	2,700,889	2,730,815	358,751
Additional paid-in capital	627,461,168	724,251,225	95,145,984
Statutory reserves	53,787,911	53,787,911	7,066,200
Cumulative translation adjustments	(16,099,263)	(22,902,511)	(3,008,738)
Retained Earnings	359,846,245	512,996,370	67,393,112

Total shareholders’ equity	1,027,696,950	1,270,863,810	166,955,309

Total liabilities and shareholders’ equity	1,451,852,503	1,821,064,896	239,236,061

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended June 30, 2006 RMB	Quarter Ended March 31, 2007 RMB	Quarter Ended June 30, 2007 RMB	Quarter Ended June 30, 2007 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	117,898,002	133,468,270	171,428,902	22,520,875
Air-ticketing	69,978,237	94,616,770	116,940,167	15,362,607
Packaged tour	8,611,708	15,996,277	12,858,353	1,689,221
Others	6,031,070	5,100,040	7,950,457	1,044,464

Total revenues	202,519,017	249,181,357	309,177,879	40,617,167

Less: business tax and related surcharges	(12,503,723)	(16,965,212)	(21,159,382)	(2,779,740)

Net revenues	190,015,294	232,216,145	288,018,497	37,837,427

Cost of revenues	(35,557,687)	(48,559,779)	(57,223,269)	(7,517,507)

Gross profit	154,457,607	183,656,366	230,795,228	30,319,920

Operating expenses:
Product development *	(24,590,478)	(34,017,541)	(41,554,054)	(5,459,019)
Sales and marketing *	(41,544,155)	(48,394,455)	(58,973,708)	(7,747,466)
General and administrative *	(22,177,304)	(30,166,714)	(35,065,802)	(4,606,648)

Total operating expenses	(88,311,937)	(112,578,710)	(135,593,564)	(17,813,133)

Income from operations	66,145,670	71,077,656	95,201,664	12,506,787

Interest income	4,540,286	3,266,557	3,079,558	404,566
Other income	625,231	2,834,202	5,671,677	745,097

Income before income tax expense and minority interest	71,311,187	77,178,415	103,952,899	13,656,450

Income tax expense	(10,571,713)	(12,249,292)	(15,737,675)	(2,067,482)
Minority interests	(191,242)	(6,752)	12,530	1,646

Net income	60,548,232	64,922,371	88,227,754	11,590,614

Earnings per ordinary share
- Basic	1.87	1.99	2.69	0.35
- Diluted	1.82	1.92	2.60	0.34

Earnings per ADS
- Basic	0.94	0.99	1.35	0.18
- Diluted	0.91	0.96	1.30	0.17

Weighted average ordinary shares outstanding
- Basic	32,293,221	32,669,661	32,796,200	32,796,200
- Diluted	33,270,085	33,742,356	33,887,925	33,887,925
* Share-based compensation charges included are as follows:

Product development	3,245,904	4,844,239	5,909,391	776,326
Sales and marketing	2,010,748	2,971,775	3,562,392	467,997
General and administrative	8,062,924	10,772,464	13,626,650	1,790,154

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(41,554,054)	14%	5,909,391	2%	(35,644,663)	12%
Sales and marketing	(58,973,708)	20%	3,562,392	1%	(55,411,316)	19%
General and administrative	(35,065,802)	12%	13,626,650	5%	(21,439,152)	7%

Total operating expenses	(135,593,564)	47%	23,098,433	8%	(112,495,131)	39%

Income from operations	95,201,664	33%	23,098,433	8%	118,300,097	41%

Net income	88,227,754	31%	23,098,433	8%	111,326,187	39%

Diluted earnings per ordinary share (RMB)	2.60		0.68		3.29

Diluted earnings per ADS (RMB)	1.30		0.34		1.64

Diluted earnings per ADS (USD)	0.17		0.04		0.22

	Quarter Ended March 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(34,017,541)	15%	4,844,239	2%	(29,173,302)	13%
Sales and marketing	(48,394,455)	21%	2,971,775	1%	(45,422,680)	20%
General and administrative	(30,166,714)	13%	10,772,464	5%	(19,394,250)	8%

Total operating expenses	(112,578,710)	48%	18,588,478	8%	(93,990,232)	40%

Income from operations	71,077,656	31%	18,588,478	8%	89,666,134	39%

Net income	64,922,371	28%	18,588,478	8%	83,510,849	36%

Diluted earnings per ordinary share (RMB)	1.92		0.55		2.47

Diluted earnings per ADS (RMB)	0.96		0.28		1.24

Diluted earnings per ADS (USD)	0.12		0.04		0.16

	Quarter Ended June 30, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(24,590,478)	13%	3,245,904	2%	(21,344,574)	11%
Sales and marketing	(41,544,155)	22%	2,010,748	1%	(39,533,407)	21%
General and administrative	(22,177,304)	12%	8,062,924	4%	(14,114,380)	7%

Total operating expenses	(88,311,937)	46%	13,319,576	7%	(74,992,361)	39%

Income from operations	66,145,670	35%	13,319,576	7%	79,465,246	42%

Net income	60,548,232	32%	13,319,576	7%	73,867,808	39%

Diluted earnings per ordinary share (RMB)	1.82		0.40		2.22

Diluted earnings per ADS (RMB)	0.91		0.20		1.11

Diluted earnings per ADS (USD)	0.11		0.03		0.14

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.6120 on June 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Note 3: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.